

May 17, 2011

Via Facsimile
Charles M. Holley, Jr.
Chief Financial Officer
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, AR 72716-0215

> **Re: Wal-Mart Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2011**
> **Filed March 30, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 18, 2011**
> **File No. 001-06991**

Dear Mr. Holley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Charles M. Holley, Jr.
Wal-Mart Stores, Inc.
May 17, 2011
Page 2

Form 10-K for the Fiscal Year Ended January 31, 2011

Exhibit 13

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 9

1. Please expand your disclosure to explain the impact on your effective income tax rates and obligations of having earnings in countries where you have lower statutory tax rates as well as the relationship between the foreign and domestic effective tax rates. Given the continued growth in your international operations it appears that a separate discussion of foreign effective income tax rates would provide more transparency in understanding your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources, page 13

2. Please tell us what consideration you gave to providing a discussion of the need to repatriate undistributed earnings of foreign subsidiaries and the associated potential tax impact. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies, page 26

3. Please advise us if cash held in your foreign subsidiaries is freely transferable to the U.S. If not and the restricted funds held in another country are significant in proportion to your consolidated cash and cash equivalents' amounts, please disclose the amounts not freely transferable in your notes to the financial statements. We refer you to Rule 5-02.1 of Regulation S-X. Please note that we would consider funds restricted due to adverse tax consequence of repatriation to be restricted cash.

Revenue Recognition, page 29

4. Tell us, and disclose, if your shopping/gift cards have expiration dates. If not, tell us and disclose your policy in recognizing gift cards or prepaid cards that are never redeemed including how you estimate such "breakage". If you have no policy for recognition of prepaid or gift cards that expire or are never redeemed, please explain the reason(s) for lack of a policy. In this regard, we note the popularity of Wal-Mart's Money Card.

Note 6. Accrued Liabilities, page 35

5. We note that you consider the policies and estimates applicable to self insurance reserves to be among your critical accounting policies and estimates. Please revise the notes to your financial statements to provide a table showing the year end balances of the reserve and the additions, subtractions and adjustments made during the year. Conversely, you may provide such information as part of your analysis of reserve accounts included in Schedule II to your financial statements. Further, in your disclosures regarding critical accounting estimates, please expand your disclosure to discuss your policy for incurred but not reported claims, the limits of stop loss insurance coverage, if any, and significant yearly changes as well as trends and uncertainties. Discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future.

Note 10. Income Taxes, pages 39

6. You state that a provision has not been made for U.S. taxes on accumulated undistributed earnings of your international subsidiaries of approximately $17.0 billion as of January 31, 2011 because you intend to reinvest these earnings permanently outside of the U.S. Please tell us how you believe your policy complies with ASC 740-30-25-17. In this regard, please also address your repatriation of earnings in each of the last three fiscal years.

Note 12. Legal Proceedings, page 42

7. It appears that your disclosure regarding Braun/Hummel v. Wal-Mart Stores, Inc. is outdated. Please provide us with proposed disclosure expanding your description to include material events that have occurred after the filing of your Notice of Appeal on December 7, 2007.

8. We further note that a final judgment in the approximate amount of $188 million was entered in 2007. In this regard, it appears you may have recorded an accrual as all of the criteria in FASB ASC 450-20-25-2 have been met, however you have not disclosed the amount of the accrual nor is there disclosure indicating that there is an exposure to loss in excess of the amount accrued. Please revise to disclose what the additional loss may be for this matter or an aggregate estimate which includes other matters where 1) an accrual has been made because a loss is believed to be both probable and reasonably estimable but an exposure to loss exists in excess of the amounts accrued and 2) no accrual has been made because a loss, although estimable is believed to be reasonably possible, but not probable. Please include all of disclosures as required by paragraphs 3-5 of FASB ASC 450-20-50.

Exhibit 23

9. The consent lacks evidence of a signature by the independent registered public accounting firm as required by Item 601(b)(23)(ii) of Regulation S-K. See also Item 302 of Regulation S-T for requirements regarding signatures in electronic submissions. Please confirm whether your auditor provided a manually signed consent as of March 30, 2011, and, if so, supplementally provide us with a copy of the consent. Please also confirm that all future consents will include a conformed signature as appropriate.

Definitive Proxy Statement on Schedule 14A

What were our specific performance targets for fiscal 2011, and how did we perform in comparison to these targets?, page 27

10. Please provide us with proposed disclosure expanding your discussion of diversity goals in the first paragraph on page 28 to disclose the specific placement goals and good faith efforts goals for each of your named executive officers. If these goals are not objective, please state so and describe the factors considered in making the determination of whether the goals were met. Refer to Item 402(b) of Regulation S-K.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact at Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3513 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief